SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 4)

WHITE ELECTRONIC DESIGNS CORPORATION

(Name of Subject Company)

WHITE ELECTRONIC DESIGNS CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, stated value $0.10 per share

(Title of Class of Securities)

963801105

(CUSIP Number of Class of Securities)

Gerald R. Dinkel

President and Chief Executive Officer

White Electronic Designs Corporation

3601 East University Drive

Phoenix, Arizona 85034

(602) 437-1520

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Bradley L. Finkelstein, Esq.

Nathaniel P. Gallon, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2010 (as previously filed with the SEC, and as the same has been amended and supplemented to date, and may be further amended or supplemented from time to time, the “Schedule 14D-9”) by White Electronic Designs Corporation, an Indiana corporation (the “Company”), relating to the offer (the “Offer”) by Rabbit Acquisition Corp., an Indiana corporation (“Purchaser”) and wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), as set forth in a Tender Offer Statement filed by Parent and Purchaser on Schedule TO, dated March 31, 2010 (as previously filed with the SEC, and as the same has been amended and supplemented to date and may be further amended and supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of common stock, stated value $0.10 per share (the “Shares”), of the Company, at a purchase price of $7.00 per Share, net to the tendering shareholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 31, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9, and all page references in the information set forth below refer to those in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 4 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 is hereby amended and supplemented by including the following text at the end thereof:

“The Offer expired at 12:00 midnight, New York City time, at the end of April 27, 2010. Based on preliminary information provided by Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), 13,519,550 Shares, representing approximately 57% of the Company’s outstanding Shares, were validly tendered and not withdrawn in the Offer (including Shares tendered to the Depositary pursuant to the Offer’s guaranteed delivery procedures). All Shares validly tendered and not properly withdrawn (including Shares tendered pursuant to guaranteed delivery procedures) have been accepted for payment and will be promptly paid for in accordance with the terms and conditions of the Offer and applicable law.

On April 28, 2010, Parent issued a press release announcing the results and expiration of the Offer. A copy of the press release is attached hereto as Exhibit (a)(7), and the information set forth in the press release is incorporated herein by reference.

Parent has advised the Company that it expects to complete the acquisition of the Company in accordance with the terms of the Merger Agreement and applicable provisions of Indiana law as soon as practicable.”

Item 9.	Materials to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(7)	Press Release issued by Microsemi Corporation on April 28, 2010 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO/A filed with the SEC by Microsemi Corporation on April 28, 2010).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

WHITE ELECTRONIC DESIGNS CORPORATION

By:	/s/ Gerald R. Dinkel
Gerald R. Dinkel
President and Chief Executive Officer

Dated: April 28, 2010

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(7)	Press Release issued by Microsemi Corporation on April 28, 2010 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO/A filed with the SEC by Microsemi Corporation on April 28, 2010).